May 17, 2013

VIA EDGAR AND OVERNIGHT MAIL
Mr. David R. Humphrey
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Altria Group, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 001-08940

Dear Mr. Humphrey:

We are transmitting Altria Group, Inc.’s responses to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated May 7, 2013 (the “Comment Letter”) relating to Altria Group, Inc.’s Form 10-K for the year ended December 31, 2012 filed on February 27, 2013.

Set forth below are Altria Group, Inc.’s responses to the Comment Letter. For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Altria Group, Inc.
6601 West Broad Street, Richmond, VA 23230

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 17, 2013

Form 10-K for the year ended December 31, 2012

Note 20. Quarterly Financial Data, page 103

1.
We note, from footnote (a) to the Quarterly Financial Data table, that you revised your first quarter 2012 financial statements and that you reflected the revision in your financial statements for the quarterly period ended June 30, 2012. Reference is made to the related disclosures presented in Note 1 to the financial statements included in your Form 10-Q for that period. In the final paragraph on page 12 of such Form 10-Q, you state that you assessed the materiality of the revision in accordance with SAB 99 and determined that the impact was not material to Altria Group, Inc.’s financial statements as of and for the three months ended March 31, 2012. Please explain the basis for your conclusion.

RESPONSE:

In the financial statements included in its Periodic Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “First Quarter 10-Q”) filed on April 26, 2012, Altria Group, Inc. (“Altria”) did not record its share of non-cash gains from its equity investment in SABMiller plc (“SABMiller”) relating to strategic alliance transactions between SABMiller and Anadolu Efes and Castel (the “SABM Transactions”) that closed during the first quarter of 2012.

Upon receipt of additional information following the filing of the First Quarter 10-Q, Altria analyzed the necessary accounting for the SABM Transactions and determined that an adjustment to the financial statements included in the First Quarter 10-Q was appropriate. As a result of that analysis, Altria concluded further that, in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 99 “Materiality,” the impact of the adjustment was not material. Altria documented its assessment of the adjustment in a memorandum dated May 16, 2012, and subsequently updated on July 6, 2012 (attached hereto as “Exhibit A”). For the reasons set forth in that memorandum, Altria determined that it was appropriate to revise its first quarter 2012 financial statements and, on May 16, 2012 issued a press release announcing its intention to make this revision and outlining the impact on Altria’s reported earnings per share. Altria filed this press release on a Current Report on Form 8-K on May 16, 2012 (the “May 16 8-K”). Altria further described the revision in Note 1 to the condensed consolidated financial statements included in Altria Group, Inc.’s Periodic Report on Form 10-Q for the quarterly period ended June 30, 2012.1

_______________________________
1 The financial statements included in the First Quarter 10-Q were revised effective with the filing of Altria’s Periodic Report on Form 10-Q for the quarterly period ended March 31, 2013.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 17, 2013

2.
In view of the aforementioned revision to your first quarter 2012 financial statements, please discuss the consideration you gave to the conclusion that your disclosure controls and procedures were effective as of March 31, 2012.

RESPONSE:

In connection with its analysis of the SABM Transactions, Altria also reviewed the long-standing disclosure controls and procedures Altria has in place to obtain from SABMiller the information Altria needs to satisfy its financial reporting obligations. Altria concluded that its disclosure controls and procedures were effective as of March 31, 2012, taking into account the following:

•
Altria has a strong control environment. The Audit Committee of the Altria Board of Directors (the “Audit Committee”) conducts meetings on a regular basis at which the Chief Financial Officer of Altria presents the financial statements and the Vice President of Corporate Audit reports on internal control over financial reporting.

•
Since 2002, Altria's financial reporting group has engaged in detailed discussions with SABMiller’s financial management regularly (at least quarterly) to obtain the financial information required by Altria to record its share of SABMiller’s quarterly earnings or losses. Each quarter SABMiller provides Altria two months of actual financial information and an estimate of earnings and losses for the last month of the quarter. Historically, the difference between the estimated and actual earnings and losses has not been material. Prior to the filing of periodic reports, Altria’s financial reporting group requests and receives a final update on this third month estimate. Altria believes that this communications process is an effective control.

In the course of the regular discussions in the first quarter of 2012, SABMiller informed Altria of the SABM Transactions and provided preliminary estimates of the resulting non-cash non-operating gains SABMiller would be recording under International Financial Reporting Standards (“IFRS”). On April 24, 2012, two days before the filing of the First Quarter 10-Q, Altria’s financial reporting group confirmed that SABMiller had neither finalized the amount of the gain under IFRS nor determined the amount of the gain under United States Generally Accepted Accounting Principles. Based on this information and preliminary conclusions regarding materiality, Altria did not record its share of the non-cash non-operating gains from the SABM Transactions in the financial statements included in the First Quarter 10-Q.

After Altria determined that it was appropriate to revise its first quarter 2012 financial statements and prior to the filing of the May 16 8-K, Altria’s management discussed its conclusions regarding the materiality assessment and the effectiveness of the disclosure controls and procedures with its independent auditors at PricewaterhouseCoopers LLP (“PwC”), and they agreed with Altria’s accounting treatment and the associated disclosures. Altria’s management and PwC discussed this matter in detail with the Audit Committee on May 16, 2012 and July 26, 2012.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 17, 2013

****

In addition, Altria acknowledges that:

•	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (804) 484-8070. Similarly, please let me know if you wish to discuss our responses.

Sincerely,

/s/ HOWARD A. WILLARD III
HOWARD A. WILLARD III
Executive Vice President
and Chief Financial Officer

cc: Ivan S. Feldman
Louanna O. Heuhsen
W. Hildebrandt Surgner, Jr.

EXHIBITS

Exhibit A:	Assessment of Altria Group, Inc.’s share of SABMiller’s Transaction-Related Gains, dated May 16, 2012, and subsequently updated on July 6, 2012.

Exhibit A

INTER-OFFICE CORRESPONDENCE	Altria Group, Inc. 6601 West Broad Street Richmond, VA 23230

To:	Howard A. Willard III	Date: May 16, 2012
From:	Ivan Feldman /s/ Ivan Feldman
Subject:	Altria's Share of SABMiller’s Transaction-Related Gains

At March 31, 2012, Altria Group, Inc. (“Altria”) held a 27.0% economic and voting interest in SABMiller plc (“SABMiller”). Altria’s investment in SABMiller is being accounted for under the equity method of accounting in accordance with ASC 323, “Investments - Equity Method and Joint Ventures.” Altria records its share of SABMiller’s pretax earnings (loss) and other comprehensive earnings (loss) based on preliminary estimated information provided by SABMiller that is available at the time of Altria’s Form 10-Q filing and is subject to adjustment when SABMiller’s results are finalized and released. Altria does not receive final results from SABMiller until after its Form 10-Q has been filed with the Securities and Exchange Commission (“SEC”). Therefore, any changes to SABMiller’s estimates provided to Altria are assessed once identified to determine their nature, (i.e. if they are refinements of estimates or errors) in the following quarter.

On March 19, 2012, SABMiller notified Altria via e-mail that its estimate of earnings for the first quarter of 2012 did not include significant non-cash income statement gains under International Financial Reporting Standards (“IFRS”) derived from disposing of subsidiaries and acquiring interests related to certain transactions with Anadolu Efes and Castel. SABMiller further communicated that the analysis to determine the amounts of the gains which may be applicable under accounting principles generally accepted in the United States (“US GAAP”) was ongoing and that the non-cash gains were subject to audit, and presentation to its Board of Directors, which would not take place until SABMiller’s Board of Directors’ meeting on May 23, 2012. SABMiller intends to announce its financial results on May 24, 2012.

On March 22, 2012, during Altria’s quarterly update call with SABMiller’s financial management, SABMiller re-confirmed the facts described above and were unable to provide any indication of either the IFRS or US GAAP financial impact of these non-cash gains. No subsequent US GAAP financial information was provided to Altria prior to filing its 2012 First Quarter Form 10-Q on April 26, 2012. As such, no amounts were recorded in Altria’s first quarter results related to these gains.

On May 4, 2012 (subsequent to Altria’s filing of its 2012 First Quarter Form 10-Q), SABMiller informed Altria that the IFRS impact of the two transactions would likely result in non-cash gains of approximately $1.3 billion pending review by SABMiller’s auditors, PricewaterhouseCoopers, and would be recorded in SABMiller’s period ending March 31, 2012. SABMiller estimated that substantially all of the non-cash gains were likely to apply under US GAAP. On May 11, 2012, SABMiller informed Altria in writing that the amount for the Anadolu Efes transaction was approximately $1.3 billion and estimated that substantially all of the non-cash gains would also apply under US GAAP. SABMiller indicated that they were still in discussion with their auditors about the amount of non-cash gain from the Castel transaction. The Castel transaction gain was estimated to be approximately $75 million under IFRS and under US GAAP.

May 16, 2012

Altria’s pre-tax share of these transactions represent a pre-tax understatement of $369 million ($240 million, net of income taxes, or $0.11 per share) to Altria’s earnings from its equity investment in SABMiller for the quarter ending March 31, 2012.

Altria reviewed the impact of this transaction with its Audit Committee on May 16, 2012 at a regularly scheduled Audit Committee meeting. This memo summarizes the conclusions reached by management in assessing the materiality of this adjustment on the consolidated financial statements of Altria.

The accounting guidance for assessing materiality in interim reporting periods is ASC 250, Accounting Changes and Error Corrections and Staff Accounting Bulletin 99 (“SAB 99”), Materiality.

SAB 99 defines materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Based on this guidance, management has assessed the materiality of this adjustment based on quantitative and qualitative factors.
ASC 250-10-45-27 states that: “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Based on this guidance, the misstatement will be considered from both a trending perspective as well as with respect of the impact to the interim and annual financial statements.

Quantitative Assessment:

The following tables detail the estimated quantitative impacts of the non-cash gains on the March 31, 2012 results and forecasted full-year 2012 results ($ in millions, except per share amounts):

March 31, 2012	As Reported	As Revised	Adjustment Impact %
Reported:
Earnings from equity investment in SABMiller	$178	$547	100+%
Net earnings	$973	$1,213	24.7%
Diluted EPS	$0.48	$0.59	22.9%
Adjusted:
Earnings from equity investment in SABMiller	$211	$211	—
Net earnings	$1,001	$1,001	—
Diluted EPS	$0.49	$0.49	—
Investment in SABMiller	$5,965	$6,334	6.2%
Total consumer products assets	$34,525	$34,894	1.1%
Total stockholders’ equity	$3,704	$3,944	6.5%

May 16, 2012

2012 Full-Year Forecast	As Forecasted	As Revised	Adjustment Impact %
Reported:
Earnings from equity investment in SABMiller	$854	$1,223	43.2%
Net earnings	$4,389	$4,629	5.5%
Diluted EPS	$2.17	$2.28	5.1%
Adjusted:
Earnings from equity investment in SABMiller	$893	$893	—
Net earnings	$4,448	$4,448	—
Diluted EPS	$2.20	$2.20	—

Qualitative Assessment:

Below are specific considerations and the corresponding assessment made by Altria’s management as to whether this misstatement was material.

•	A reasonable investor would not take this revision into account when making a decision regarding Altria’s securities due to the following:

◦	The gains are related to an equity investee, which is not part of Altria’s core operating income or operating segments.

◦	The gains are non-cash transactions and have no impact to the cash dividends received by Altria from SABMiller or to the dividends paid by Altria to its shareholders.

◦
The gains will be recorded by Altria as a special item. Altria has historically excluded this type of special item from its adjusted results. As such, these gains will have no impact on Altria’s adjusted earnings and adjusted diluted EPS, which are the measures analysts and investors focus on in assessing Altria’s performance.

◦	The gains have no impact on Altria’s adjusted earnings and adjusted diluted EPS guidance for the full year 2012.

◦
The gains will be included in Altria’s June 30, 2012 year-to-date financial statements, and therefore will also be included in Altria’s financial statements for the full-year of 2012. Applicable disclosure describing the financial statement revision will also be included in Altria’s financial statements.

◦	The gains do not affect any of the measures that are used as targets for Altria’s management incentive compensation.

◦
The relevance of Altria’s investment in SABMiller to the external world is fair market value rather than carrying value. The SABMiller investment is considered a significant component of Altria’s balance sheet, and an important source of liquidity for Altria based on market value, while the carrying value is relevant only for accounting purposes.

◦	The gains have no impact on the computation of financial ratios required to be maintained in accordance with the covenants of Altria’s credit facility.

◦	The gains resulted from non-cash transactions and have no impact on liquidity or cash flows.

◦	The gains have no impact on business strategy, share repurchases or the overall financial health of Altria.

◦	The misstatement does not mask a change in earnings or other trends.

May 16, 2012

◦	The misstatement does not hide a failure to meet analysts’ consensus expectations for Altria.

◦	The misstatement does not change a loss into income, or vice-versa.

◦	The misstatement does not involve concealment of an unlawful transaction.

◦	The misstatement does not affect Altria's compliance with regulatory requirements.

It is Altria’s understanding that the gains resulted from a transaction occurring within the period ended March 31, 2012 and was not attributable to any earlier period.

Conclusion:

Overall, as a result of Altria’s quantitative and qualitative assessment, it has deemed this non-cash adjustment to be immaterial. In this regard, Altria concludes that a revision to, rather than a restatement of, the March 31, 2012 financial statements, is appropriate, despite the quantitative impact of these gains. Altria has reviewed the conclusion reached with counsel and discussed this treatment with its Audit Committee. Altria’s conclusion was largely based on its belief that a reasonable investor will not take these gains into account when making an investment or voting decision regarding Altria’s securities.

A draft of the disclosure describing this revision that would be included in our June 30, 2012 Form 10-Q is as follows:

During the second quarter of 2012, Altria Group, Inc. identified that it had not recorded its share of non-cash gains from its equity investment in SABMiller, relating to SABMiller’s strategic alliance transactions with Anadolu Efes and Castel that were completed during the first quarter of 2012. This resulted in a $369 million, $240 million and $0.11 understatement of earnings from equity investment in SABMiller, net earnings/comprehensive earnings, and diluted earnings per share attributable to Altria Group, Inc., respectively, for the three months ending March 31, 2012. Additionally, investment in SABMiller, long-term liability for deferred income taxes and total stockholders’ equity were understated by $369 million, $129 million and $240 million, respectively at March 31, 2012. There was no impact on net cash flows from operating, investing or financing activities for the three months ending March 31, 2012. Altria Group, Inc. assessed the materiality of these understatements, as described above, in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 99 “Materiality” and determined that the impact was not material to Altria Group, Inc.’s financial statements as of and for the three months ending March 31, 2012. Accordingly, Altria Group, Inc. has reflected this revision in the financial statements as of and for the six months ending June 30, 2012.

Under separate cover, Altria will address the internal controls over the financial reporting of SABMiller’s financial results.

INTER-OFFICE CORRESPONDENCE	Altria Group, Inc. 6601 West Broad Street Richmond, VA 23230

To:	Howard A. Willard III	Date: July 6, 2012
From:	Ivan Feldman /s/ Ivan Feldman
Subject:	Altria’s Share of SABMiller’s Transaction-Related Gains - Addendum

This letter is an addendum to the correspondence sent to you on May 16, 2012 (a copy of which is attached) regarding Altria’s Share of SABMiller’s Transaction-Related Gains.
On May 29, 2012, SABMiller informed Altria that the final non-cash gains related to SABMiller’s strategic alliance transactions with Anadolu Efes and Castel under accounting principles generally accepted in the United States was $1,266 million.
Altria’s final pre-tax share of these transactions represent a pre-tax understatement of $342 million ($222 million, net of income taxes, or $0.11 per share) to Altria’s earnings from its equity investment in SABMiller for the quarter ending March 31, 2012. These final pre-tax and after income taxes understatements are $27 million and $18 million, respectively, lower than the estimated amounts referred to in the May 16, 2012 correspondence.
The differences between the final and estimated amounts do not change any of the conclusions reached in the May 16, 2012 correspondence.
Altria will reflect the final amount of this revision in its financial statements for the six months ended June 30, 2012 in accordance with the treatment set forth in the May 16, 2012 correspondence.